FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 19, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐          No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐          No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐          No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

KARL HOLZ TO ASSUME TOP DUTIES AT

EURO DISNEY

(Marne-la-Vallee, May 19, 2005) – Euro Disney S.C.A. announced today that Karl Holz, president and chief operating officer of Euro Disney S.A.S, will assume the responsibilities previously held by Andre Lacroix, who is leaving the company to pursue other opportunities.

“I thank Andre -- and I wish him the best,” said Jay Rasulo, president of Walt Disney Parks and Resorts.

“I would like to thank all the Cast Members and the management of Euro Disney for their commitment to the Company.  I am confident in the future of Disneyland Resort Paris.   The growth strategy is in place with an unprecedented multi-year innovation program,” said Lacroix.

Holz joined Euro Disney in September 2004 as president and chief operating officer. Effective immediately, he will assume full responsibility for all aspects of the business.

“Since his arrival, Karl has successfully overseen the day to day operations of the Resort,” said Rasulo.  “With the financial restructuring of Euro Disney now complete, Karl’s wide-ranging operations experience and commitment to Disney’s excellent Guest service will be a great asset to our team as they pursue the long term growth strategy for the Disneyland Paris Resort.”

During his nine-year career with Disney, Holz has held a number of leadership positions. Prior to his Euro Disney appointment, Holz served as president of Disney Cruise Line.  Holz also served as senior vice president of Walt Disney World Operations, where he managed the day-to-day operations of Epcot and Disney-MGM Studio; the Downtown Disney retail, dining and entertainment district, and 11 Walt Disney World resort hotel properties.  Before joining Disney, Holz was vice president of theme park operations at Knott’s Berry Farm in Southern California and was previously president and CEO of Concessions Air, Inc.

Corporate Communication

Investor Relations

Pieter Boterman

Fiona Lord Duarte

Tel:  +331 64 74 59 50

Tel:  +331 64 74 58 55

Fax: +331 64 74 59 69

Fax: +331 64 74 56 36

e-mail: pieter.boterman@disney.com

e-mail: fiona.lord.duarte@disney.com

Next Scheduled Release: Third Quarter Revenues  in mid-July 2005

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: May 19, 2005

	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership